EXHIBIT 20


FOR IMMEDIATE RELEASE

For more information:
Tim Evans, 314-512-7275

St. Louis, Missouri, June 4, 1996 -- Everest & Jennings International Ltd. today announced results of a shareholder vote approving a one-for-ten reverse stock split affecting all of the Company's common and preferred shares. The reverse stock split will be effective June 5, 1996 and the Company's new shares of common stock will begin trading on the AMEX June 6, 1996. The trading symbol of the Company's stock will remain EJ.

Everest & Jennings is engaged in the design, manufacture and marketing of wheelchairs and homecare beds.